UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 07)*

CVB FINANCIAL CORP

(Name of Issuer)

Common Stock

(Title of Class of Securities)

126600105

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 126600105

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Marital Trust Under The George Borba Family Trust 306379794

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 4,599,439

	6	Shared Voting Power 0

	7	Sole Dispositive Power 4,599,439

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 4,599,439

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 3.3%

12	Type of Reporting Person (See Instructions) OO*

FOOTNOTE: * Trust

CUSIP No. 126600105

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) The Borba Children’s Holding Trust 466388658

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 2,277,000

	6	Shared Voting Power 0

	7	Sole Dispositive Power 2,277,000

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 2,277,000

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 1.6%

12	Type of Reporting Person (See Instructions) OO*

FOOTNOTE: * Trust

CUSIP No. 126600105

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) Linda Borba Gourdikian

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 28,547

	6	Shared Voting Power 6,924,064*

	7	Sole Dispositive Power 28,547

	8	Shared Dispositive Power 6,924,064*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,952,611

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 5.0%**

12	Type of Reporting Person (See Instructions) IN

FOOTNOTES:

* Shared voting and dispositive power includes 4,599,439 shares held by The Marital Trust under The George Borba Family Trust, as to which Ms. Gourdikian is a successor co-trustee with shared voting and dispositive power; and 2,277,000 shares held by The Borba Children’s Holding Trust of which Ms. Gourdikian is a co-trustee with shared voting and dispositive power. Also includes 47,625 shares held by the Gourdikian Family Trust of which Ms. Gourdikian and her husband are co-trustees and beneficiaries. Ms. Gourdikian disclaims beneficial ownership of the shares held by The Marital Trust under The George Borba Family Trust and The Borba Children’s Holding Trust, except to the extent of her distributable interest in The Borba Children’s Holding Trust.

** Actual percentage is 4.963%

CUSIP No. 126600105

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) George A. Borba, Jr.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 25,520*

	6	Shared Voting Power 6,876,439**

	7	Sole Dispositive Power 21,520*

	8	Shared Dispositive Power 6,876,439**

9	Aggregate Amount Beneficially Owned by Each Reporting Person 6,901,959

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row (9) 4.9%

12	Type of Reporting Person (See Instructions) IN

FOOTNOTES:

* Sole voting and dispositive power includes 288 shares held as custodian for minor children.  Sole voting power, but not sole dispositive power, also includes 4,000 restricted shares, which will vest on March 20, 2020.  George Borba, Jr. has voting power over these shares, but will not have the power to dispose of these shares until they vest on March 20, 2020.

** Shared voting and dispositive power includes 4,599,439 shares held by The Marital Trust under The George Borba Family Trust, as to which George Borba, Jr. is a successor co-trustee with shared voting and dispositive power; and 2,277,000 shares held by The Borba Children’s Holding Trust of which George Borba Jr. is a co-trustee with shared voting and dispositive power. Mr. Borba disclaims beneficial ownership of the shares held by the Marital Trust under The George Borba Family Trust and The Borba Children’s Holding Trust, except to the extent of his distributable interest in The Borba Children’s Holding Trust.

Item 1.
	(a)	Name of Issuer CVB FINANCIAL CORP
	(b)	Address of Issuer’s Principal Executive Offices 701 N. Haven Ave., Ste. 350 Ontario, CA 91764

Item 2.
(a)

Name of Person Filing
This Schedule 13G is being filed jointly by: the Marital Trust under The George Borba Family Trust, of which George A. Borba, Jr. and Linda Borba Gourdikian are co-trustees; The Borba Children’s Holding Trust dated December 4, 2012, of which George A. Borba, Jr. and Linda Borba Gourdikian are co-trustees; and George A. Borba, Jr. and Linda Borba Gourdikian, as individuals.

	(b)	Address of Principal Business Office or, if none, Residence 701 N. Haven Ave., Ste. 350 Ontario, CA 91764
	(c)	Citizenship USA
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 126600105

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution: N/A

Item 4.	Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: 6,978,131
	(b)	Percent of class: 5.0%*
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote: 6,978,131**
		(ii)	Shared power to vote or to direct the vote: 0**
		(iii)	Sole power to dispose or to direct the disposition of: 6,974,131**
		(iv)	Shared power to dispose or to direct the disposition of: 0**

FOOTNOTES TO ITEM 4: * Actual percentage is 4.981% ** Assumes all shares of filing group are treated as subject to the sole voting and dispositive power of the group.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Dolores S. Borba has the right to receive dividends on shares held by The Marital Trust under the George Borba Family Trust during her lifetime.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Marital Trust Under The George Borba Family Trust

Date: January 13, 2020	By:	/s/ George A. Borba, Jr.
George A. Borba, Jr., Co-Trustee

Date: January 13, 2020	By:	/s/ Linda Borba Gourdikian
Linda Borba Gourdikian, Co-Trustee

The Borba Children’s Holding Trust

Date: January 13, 2020	By:	/s/ George A. Borba, Jr.
George A. Borba, Jr., Co-Trustee

Date: January 13, 2020	By:	/s/ Linda Borba Gourdikian
Linda Borba Gourdikian, Co-Trustee

Date: January 13, 2020		/s/ George A. Borba, Jr.
George A. Borba, Jr., individually

Date: January 13, 2020		/s/ Linda Borba Gourdikian
Linda Borba Gourdikian, individually